JOHNSON MUTUAL fundS trust

April 22, 2020

VIA ELECTRONIC TRANSMISSION

Ms. Deborah O’Neal

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Johnson Mutual Funds Trust, File Nos. 33-52970 and 811-7254

Dear Ms. O’Neal,

On behalf of the Johnson Fixed Income Fund, Johnson Municipal Income Fund, Johnson Institutional Short Duration Bond Fund, Johnson Institutional Intermediate Bond Fund, Johnson Institutional Core Bond Fund and Johnson Enhanced Return Fund (the "Funds"), each a series of Johnson Mutual Funds Trust (the "Trust" or "Registrant"), we hereby request that the Commission accelerate the effective date of Post-Effective Amendment No. 54 to the Trust’s Registration Statement (the "Amendment"), which was filed on April 22, 2020, to May 1, 2020, or the earliest practicable date thereafter. Absent acceleration, the Amendment would become effective on June 21, 2020.

The Amendment was filed pursuant to Rule 485(a) under the Securities Act for the purpose of adding additional principal strategy and risk disclosure for the Funds. The Trust notes that it does not have a principal distributor or underwriter. Accordingly, this acceleration request is being solely requested by the Trust.

If you have any questions concerning this request, please contact Andrew Davalla at (614) 469-3353.

Johnson Mutual Funds Trust

By: /s/ Marc Figgins

Name: Marc Figgins

Title: Chief Financial Officer and Treasurer